Exhibit 99.1

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

March 20, 2023

Haleon plc Announces Certain Subsidiary Name Changes

London, United Kingdom – Haleon plc (“Haleon”) (LSE: HLN, NYSE: HLN) today announced the following changes to the names of its wholly-owned subsidiaries through which it has issued guaranteed senior debt securities listed on the New York Stock Exchange:

i.	from GSK Consumer Healthcare Capital UK plc to Haleon UK Capital plc; and

ii.	from GSK Consumer Healthcare Capital US LLC to Haleon US Capital LLC.

Enquiries

Investors		Media

Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133	Ross Whittam	+44 7796 204198

Email: investor-relations@haleon.com		Email: corporate.media@haleon.com